Exhibit 99.1

925 Broadbeck Drive, Suite 220 Thousand Oaks, California 91320 Phone: (805) 484-3613 TSX ticker symbol: KEI NASDAQ ticker symbol: KGEI

For Immediate Release

KOLIBRI GLOBAL ENERGY INC. PROVIDES GUIDANCE AND CORPORATE UPDATE

Thousand Oaks, CALIFORNIA, October 6, 2025 – Kolibri Global Energy Inc. (the “Company” or “Kolibri”) (TSX: KEI, NASDAQ: KGEI) is providing an update on operations and updated guidance.

Guidance Update

The Company is updating its 2025 forecasted guidance as follows:

	Revised 2025 Forecast	% Increase from Fiscal Year 2024

Full Year average production	4,000 to 4,400 boepd	15% to 27%
Revenue(1)	US$61 million to US$65 million	4% to 11%
Adjusted EBITDA(2)	US$46 million to US$50 million	4% to 14%

(1)	Assumptions include forecasted pricing for September - December 2025 of WTI US $64/bbl, $3.70 Henry Hub and NGL pricing of $26/boe and includes the impact of the Company’s existing hedges.
(2)	Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this news release

The average production, revenue and Adjusted EBITDA guidance show significant growth from 2024 even though this guidance has been revised lower from the Company’s previous guidance due to several factors. The first factor is lower than expected oil prices, which have averaged less than the $70/bbl price used in our original guidance from early January 2025, when oil was at $78/bbl. Also, the four wells that were planned to come on production during the fourth quarter are delayed due to a drill pipe failure. After the Barnes 6-31-3H well was drilled to total depth, the drill pipe failure caused the drilling assembly to become stuck in the wellbore. Attempts to recover the drilling assembly were unsuccessful. As a result, the well is currently being redrilled. This has caused a delay in the fracture stimulations of all four wells since they are located in the same area. While this incident will not impact the ultimate productivity of the well, the delay in the start of production from the new wells has caused us to adjust our original forecast.

The Company expects annual capital expenditures paid during the year to be in the range of US$55 million to US$58 million, which is higher than originally forecasted due to the redrill, weather issues, and cost increases in 2025. Net debt is forecasted to be between US$46 million and US$48 million, which is higher than previously forecast, mainly due to the timing of the wells. We expect to generate cash flow from production, including the four new wells, to make debt paydowns of $8 million to $10 million in the first quarter of 2026.

Operations Update

The Barnes 6-31-2H well was successfully and safely drilled under budget, per field estimates. Once the redrill of the Barnes 6-31-3H well is completed, the Company will begin completion operations on the two Barnes wells along with the Velin 12-9 and 12-10 wells that have already been drilled.

The four Lovina wells that were completed earlier this year are still producing at a higher oil rate of 80% and declining at lower rates than our other wells.

The Forguson 17-20-3H well, which is located on the east side of our property is still increasing production as frack fluid is being recovered. While only 3.8 percent of the frack fluid has been recovered, production from the well has increased by 21 percent since our last update. On average, our wells have achieved their peak production rate by the time 7%-10% of the fracture stimulation fluid has been recovered. The well is currently averaging about 195 Barrels of oil equivalent per day, with 106 barrels being oil.

Wolf Regener, President and CEO, commented, “It is unfortunate and disappointing when a single component failure impacts the Company’s drilling program. We have not been forced to redrill a well in over 11 years. We are not happy with the delay it has caused in completing the four wells, but I am glad that it won’t affect the ultimate productivity of the well. These wells are now expected to come on production in December and thus will have the biggest impact on production in the first quarter of 2026. We expect to achieve a record production exit rate, which sets the Company up for a strong 2026 with further success to grow from.

On the Lovina wells, we are happy to see that they are declining at lower rates than other wells in our field. This is what we were predicting given the higher percentage oil rates from the wells, which are also expected to lead to higher netbacks for the Company.

The continued improvement in the production rates of the Forguson well is also encouraging. As a reminder, the Forguson well and the 3,000 net acres associated with it in the eastern part of the field are not part of our reserve report.”

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is a North American energy company focused on finding and exploiting energy projects in oil and gas. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects in oil and gas. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the NASDAQ under the stock symbol KGEI.

For further information, contact:

Wolf E. Regener +1 (805) 484-3613

Email: wregener@kolibrienergy.com

Website: www.kolibrienergy.com

Product Type Disclosure

This news release includes references to sales volumes of “oil”, “natural gas”, and “barrels of oil equivalent” or “BOEs”. “Oil” refers to light crude oil and medium crude oil combined, and “natural gas” refers to shale gas, in each case as defined by NI 51-101. Production from our wells, primarily disclosed in this news release in BOEs, consists of mainly oil and associated wet gas. The wet gas is delivered via gathering system and then pipelines to processing plants where it is treated and sold as natural gas and NGLs.

Non-GAAP Measures

Adjusted EBITDA is not a measure recognized under Canadian Generally Accepted Accounting Principles (“GAAP”) and does not have any standardized meaning prescribed by IFRS. Management of the Company believes that Adjusted EBITDA is relevant for evaluating returns on the Company’s project as well as the performance of the enterprise as a whole. Adjusted EBITDA may differ from similar computations as reported by other similar organizations and, accordingly, may not be comparable to similar non-GAAP measures as reported by such organizations. Adjusted EBITDA should not be construed as an alternative to net income, cash flows related to operating activities, working capital, or other financial measures determined in accordance with IFRS as an indicator of the Company’s performance.

An explanation of how Adjusted EBITDA provides useful information to an investor and the purposes for which the Company’s management uses Adjusted EBITDA is set out in the management’s discussion and analysis under the heading “Non-GAAP Measures” which is available under the Company’s profile at www.sedarplus.ca and is incorporated by reference into this news release.

Adjusted EBITDA is calculated as net income before interest, taxes, depletion and depreciation and other non-cash and non-operating gains and losses. The Company considers this a key measure as it demonstrates its ability to generate cash from operations necessary for future growth excluding non-cash items, gains and losses that are not part of the normal operations of the Company and financing costs.

The following is the reconciliation of the non-GAAP measure Adjusted EBITDA to the comparable financial measures disclosed in the Company’s financial statements:

(US $000)	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Net income	2,853	4,061	8,618	7,406
Income tax expense	936	1,451	2,917	2,642
Depletion and depreciation	3,516	3,700	7,579	7,594
Accretion	73	44	124	89
Interest expense	640	813	1,336	1,728
Unrealized (gain) loss on commodity contracts	(490)	(445)	(455)	470
Share based compensation	488	411	725	539
Interest income	(8)	-	(16)	-
Other income	(325)	(1)	(326)	(60)
Foreign currency loss (gain)	(2)	2	(1)	2
Adjusted EBITDA	7,681	10,036	20,501	20,410

Caution Regarding Forward-Looking Information

Certain statements contained in this news release constitute “forward-looking information” as such term is used in applicable Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward looking information”), including statements regarding the timing of and expected results from planned wells development (including the timing of the four wells planned to come on production), projected average production, revenue and Adjusted EBITDA for 2025, anticipated productivity of the Barnes 6-31-3H well, expected annual capital expenditures, forecasted net debt, anticipated increases to netbacks and the anticipated use of cash flow from production to make debt paydowns. Forward-looking information is based on plans and estimates of management and interpretations of data by the Company’s technical team at the date the data is provided and is subject to several factors and assumptions of management, including forecasted pricing in 2025 of WTI US$64/bbl, US$3.70 Henry Hub and NGL pricing of US$26/boe, that that indications of early results are reasonably accurate predictors of the prospectiveness of the shale intervals, that required regulatory approvals will be available when required, that no unforeseen delays, unexpected geological or other effects, including flooding and extended interruptions due to inclement or hazardous weather conditions, equipment failures, permitting delays or labor or contract disputes are encountered, that the necessary labor and equipment will be obtained, that the development plans of the Company and its co-venturers will not change, that the offset operator’s operations will proceed as expected by management, that the demand for oil and gas will be sustained, that the price of oil will be sustained or increase, that the Company will continue to be able to access sufficient capital through cash flow, debt, financings, farm-ins or other participation arrangements to maintain its projects, and that global economic conditions will not deteriorate in a manner that has an adverse impact on the Company’s business, its ability to advance its business strategy and the industry as a whole. Forward-looking information is subject to a variety of risks and uncertainties and other factors that could cause plans, estimates and actual results to vary materially from those projected in such forward-looking information. Factors that could cause the forward-looking information in this news release to change or to be inaccurate include, but are not limited to, the risk that any of the assumptions on which such forward looking information is based vary or prove to be invalid, including that the Company or its subsidiaries is not able for any reason to obtain and provide the information necessary to secure required approvals or that required regulatory approvals are otherwise not available when required, that unexpected geological results are encountered, that equipment failures, permitting delays, labor or contract disputes or shortages of equipment, labor or materials are encountered, the risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; the uncertainty of reserve and resource estimates and projections relating to production, costs and expenses, and health, safety and environmental risks, including flooding and extended interruptions due to inclement or hazardous weather conditions), the risk of commodity price and foreign exchange rate fluctuations, that the offset operator’s operations have unexpected adverse effects on the Company’s operations, that completion techniques require further optimization, that production rates do not match the Company’s assumptions, that very low or no production rates are achieved, that the price of oil will decline, that the Company is unable to access required capital, that occurrences such as those that are assumed will not occur, do in fact occur, and those conditions that are assumed will continue or improve, do not continue or improve, and the other risks and uncertainties applicable to exploration and development activities and the Company’s business as set forth in the Company’s management discussion and analysis and its annual information form, both of which are available for viewing under the Company’s profile at www.sedar.com, any of which could result in delays, cessation in planned work or loss of one or more leases and have an adverse effect on the Company and its financial condition. The Company undertakes no obligation to update these forward-looking statements, other than as required by applicable law.

Caution Regarding Future-Oriented Financial Information and Financial Outlook

This news release may contain information deemed to be “future-oriented financial information” or a “financial outlook” (collectively, “FOFI”) within the meaning of applicable securities laws. The FOFI has been prepared by management to provide an outlook of the Company’s activities and results and may not be appropriate for other purposes. The FOFI has been prepared based on a number of assumptions including the assumptions discussed above under “Caution Regarding Forward-Looking Information”. The actual results of operations of the Company and the resulting financial results may vary from the amounts set forth herein, and such variations may be material. The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgments. FOFI contained in this news release was made as of the date of this news release and the Company disclaims any intention or obligations to update or revise any FOFI contained in this news release, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law.